Exhibit 99.1

Unaudited Interim Report

for the nine-month Period ended 30 September 2020

The following is a review of our financial condition and results of operations as of 30 September 2020 and for the nine-month period ended 30 September 2020 and 2019, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2020, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2019 filed with the SEC on 24 March 2020 (“2019 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2019 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2020 and for the nine-month period ended 30 September 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2020 and for the nine-month period ended 30 September 2020 and 2019. The reported numbers as of 30 September 2020 and for the nine-month period ended 30 September 2020 and 2019 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2020 and 2019 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2019 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2019 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

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local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

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financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

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continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

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continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

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the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

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changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

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the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

COVID-19 Risk Factors

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report and our unaudited interim report for the six-month period ended 30 June 2020.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

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We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

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Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lockdown measures in many of these markets, such improvements may be impacted by the implementation of restrictions in certain markets. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

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Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of our major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

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The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

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Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines, and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2019 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Our results for the third quarter of 2020 reflect our fundamental strengths as the world’s leading brewer and the resilience of the global beer category. We delivered a strong and balanced top-line performance by quickly adapting to meet the evolving needs of our customers and our consumers. In an ongoing volatile and uncertain environment, we remain focused on being part of the solution, by prioritizing the health and well-being of our people, communities and customers.

Delivering Strong Results in a Challenging Environment

Our results for the third quarter of 2020 reflected our fundamental strengths as a company and the ongoing resilience of the global beer category. Revenue grew by 4.0%1 in the third quarter of 2020, with a healthy balance of total volume growth of 1.9%2 and revenue per hl growth of 2.3%1. Top-line growth was offset by higher CoS as we rapidly adjusted our supply chain to meet evolving demand, resulting in a slight EBITDA, as defined, before exceptional items3, decline of 0.8%4 with margin contraction of 188 bps to 38.2%.

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Successful commercial strategy executed with a best-in-class brand portfolio: Our global brands and High End Company outperformed this quarter, with the global brand portfolio revenue increasing by 8.1%[1] (outside of the brands’ home markets) and the High End Company revenue up by 6.5%[1], demonstrating the continued strength of the premiumization trend. We also improved our performance in our core portfolio, as consumers gravitated toward established brands that they know and trust. Growth was further enhanced by highly successful innovations, including Brahma Duplo Malte in Brazil and Bud Light Seltzer in the US.

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A relentless commitment to operational excellence and agility driving market share gains: With a best-in-class global supply chain and unparalleled scale, we are excelling with our customers in service level and product availability. We gained market share in the majority of our key markets this quarter by combining the strength of our operations with a winning commercial strategy and unrivaled brand portfolio.

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Confidence in the resilience of our business and the global beer category: Consumers quickly adjusted to the new reality by shifting to in-home consumption occasions, increasing adoption of the e-commerce channel and finding new ways to connect with others. Our teams pivoted quickly to meet these evolving consumer needs, resulting in beer volume growth of 2.6%[2] in the third quarter of 2020 even in the context of ongoing global on-premise restrictions.

[1]	Excluding the effects of the 2019 and 2020 acquisitions and disposals and currency translation effects, see “—Revenue” below.
[2]	Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals, see “—Volumes” below.
[3]	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.
[4]	Excluding the effects of the 2019 and 2020 acquisitions and disposals, currency translation effects and exceptional items, see “—EBITDA, as defined” and “—Exceptional Items” below.

Committed to Deleveraging while Proactively Managing our Debt Portfolio

We continue to exercise financial discipline and support the long-term growth of our business by proactively managing the factors within our influence.

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Forgoing the 2020 interim dividend payment to prioritize deleveraging commitments: While our business is delivering improving results, we continue to face uncertainty and volatility arising from the COVID-19 pandemic. In that context, our Board determined that it would be prudent and in the best interest of the Company to forgo the interim 2020 dividend payment. This decision is consistent with our financial discipline and prioritizes our deleveraging commitments, which have been impacted by the COVID-19 pandemic. The Board’s proposal with respect to a full year 2020 dividend will be announced with our full year 2020 results on 25 February 2021.

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Proactive measures significantly reduced upcoming liabilities: Since 30 June 2020, we successfully redeemed approximately USD 11.4 billion of near-term debt through a combination of tender and make-whole exercises while extending the weighted average maturity of our bond portfolio.

Scaling New Digital Capabilities to Create Value for Customers and Consumers

We are seeing a rapid acceleration in trends such as online B2B platforms, e-commerce and digital marketing. We have been investing in these capabilities for many years, as we advance toward being a truly customer- and consumer-centric organization.

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Digitizing our relationships with our customers: By establishing a digital connection through our proprietary B2B platform, BEES, we are providing our customers with convenience, seamless communication and, most importantly, enhanced business performance. We are expanding the platform to more markets and seeing rapid adoption, with our number of global B2B users increasing by nearly 40% in the third quarter of 2020.

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Consistent investments in e-commerce platforms are positioning us to lead online beer sales: Our direct-to-consumer initiatives offer convenience and leverage valuable data that allows us to stay one step ahead of emerging trends. Proprietary platforms and our third-party partnerships both rapidly accelerated over the past several months, establishing our e-commerce leadership in key markets. In Brazil, Zé Delivery, uses technology to connect existing retail networks to consumers and continues to gain traction. It is now present in all 27 Brazilian states and saw a significant acceleration in the number of orders completed in the third quarter of 2020.

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Finding new ways for our brands to connect with consumers: With our in-house agency, draftLine, we are building and delivering consumer-first marketing executions. The agility of draftLine has proven key to our business in the changing COVID-19 environment. In the UK, we leveraged PerfectDraft, our all-in-one appliance that serves fresh draught beer at home. PerfectDraft and draftLine identified an opportunity to celebrate Oktoberfest at home following its cancellation. Together, they successfully developed, launched, and optimized a full digital, outdoor and TV campaign. This more than quadrupled the growth rate of home draught machine sales versus last year during the campaign, highlighting the benefits of owning the insights and creative process internally.

Fundamental Strengths Position Us Favorably for a Strong Recovery

While we expect our performance in the second half of this year to be better than the first, the environment remains volatile and uncertain, especially as some governments are renewing restrictions in several markets. We will leverage the fundamental strengths of our company – our diverse geographic footprint with access to high-growth regions, our clear commercial strategy, the world’s most valuable portfolio of beer brands, industry-leading profitability and, most importantly, our talented team of true owners – to continue our momentum in this fast-changing environment and drive the business forward toward a strong recovery.

Results of Operations for the nine-month period ended 30 September 2020 Compared to nine-month period ended 30 September 2019

Divestiture of Australia to Asahi

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), the Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020, resulting in a net gain on disposal of USD 1.9 billion recognized in profit from discontinued operations.

The table below presents our condensed consolidated results of operations for the nine-month period ended 30 September 2020 and 2019.

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	386,189	419,448	(7.9)
Revenue	34,114	38,994	(12.5)
Cost of sales	(14,352)	(15,093)	4.9
Gross profit	19,762	23,902	(17.3)
Selling, General and Administrative expenses	(11,199)	(12,272)	8.7
Other operating income/(expenses)	293	663	(55.8)
Exceptional items	(2,888)	(158)	—
Profit from operations (EBIT)	5,968	12,135	(50.8)
EBITDA, as defined(2)	12,016	15,577	(22.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near-beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(thousand hectoliters)		(%)(1)
North America	81,506	82,644	(1.4)
Middle Americas	84,313	97,994	(14.0)
South America	99,055	98,455	0.6
EMEA	53,930	62,022	(13.0)
Asia Pacific	66,705	77,687	(14.1)
Global Export & Holding Companies	681	647	5.3

Total	386,189	419,448	(7.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2020 decreased by 33.3 million hectoliters, or 7.9%, to 386,189 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020.

The 2019 and 2020 acquisitions and disposals include acquisitions which were individually not significant (collectively the “2019 and 2020 acquisitions and disposals”).

The 2019 and 2020 acquisitions and disposals impacted positively our volumes by 1 million hectoliters (net) for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes decreased 8.2% in the nine-month period ended 30 September 2020 compared to the same period in 2019. Our own beer volumes decreased 8.3% in the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019. On the same basis, in the nine-month period ended 30 September 2020, our non-beer volumes decreased 5.9% compared to the same period in 2019.

The impact of COVID-19 on our global results increased significantly toward the end of the first quarter of 2020. Consequently, in the first quarter of 2020, our total volume declined by 9.3%.

Our performance in the second quarter of 2020 was materially impacted by the COVID-19 pandemic, as expected. As the quarter progressed, however, we saw considerable improvement. April 2020 volumes declined by 32.4%, May 2020 volumes declined by 21.4% and June 2020 volumes grew by 0.7%.

During the third quarter of 2020, our total volume grew by 1.9%, with own beer volumes up by 2.6% and non-beer volumes down by 2.5%, demonstrating the resilience of the global beer category.

North America

In the nine-month period ended 30 September 2020, our volumes in North America decreased by 1.1 million hectoliters, or 1.4%, compared to the nine-month period ended 30 September 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 1.6% in the nine-month period ended 30 September 2020 compared to the same period last year.

In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented in the United States beginning in the middle of March 2020, at varying levels across states. We have since observed a gradual reopening of the on-premise channel, though the pace has been varied and there have been additional restrictions enforced in many states as the year progresses.

Our US business performed well in the second quarter of 2020 even in the face of continued industry pressure and volatility caused by the COVID-19 pandemic primarily due to the continued implementation of our commercial strategy. In the six-month period ended 30 June 2020, we estimate that our sales-to-retailers (“STRs”) in the United States declined by 0.4% in an industry that we estimate was flattish, resulting in an estimated market share decline of 20 bps as compared to the same period last year. In light of the strong consumer demand, depletions of inventory accelerated while our sales-to-wholesalers (“STWs”) declined by 3.7%.

Our business in the United States delivered a strong third quarter of 2020, driven by consistent execution of our consumer-focused commercial strategy that is centered on driving innovation and rebalancing our portfolio toward growing segments. We estimate that we gained 25 bps of market share in the third quarter as our STRs grew by 1.4%, outperforming the industry that was up by 0.8%. Our planning and advanced analytics capabilities enabled us to effectively supply and serve retailers and consumers even in the face of overall industry supply chain challenges. Our STWs increased 1.0% in the third quarter of 2020.

Our above core portfolio delivered an estimated market share gain of 145 bps in the third quarter of 2020, fueled by the continued growth of Bud Light Seltzer and Michelob Ultra. Michelob Ultra accelerated in the third quarter of 2020 and remains the second-highest selling beer by dollars in the US after Bud Light, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry. Our mainstream brands lost an estimated 120 bps of total market share as consumers continue to trade up to more premium brands, though within the mainstream segment we estimate we increased our share by 15 bps. In the nine-month period ended 30 September 2020, our STRs increased by 0.2% in an industry that we estimate was up 0.3%, resulting in an estimated market share decline of 5 bps. Our STWs declined by 2.1%.

In Canada, the COVID-19 pandemic resulted in a shift from the on-premise to the off-premise channel: as government restrictions came into place in the middle of March 2020, the on-premise channel was effectively shut down. In the second quarter of 2020, our business in Canada demonstrated resilience in a challenging environment, delivering a flattish volume performance well ahead of the industry.

Our business in Canada performed well in the third quarter of 2020, with a strong volume performance ahead of the industry. Consistent execution of our commercial strategy is driving an improved performance, led by gains in the premium segment, particularly from brands such as Corona, Michelob Ultra and our beyond beer portfolio.

Middle Americas

In the nine-month period ended 30 September 2020, our volumes in Middle Americas decreased by 13.7 million hectoliters, or 14.0%, compared to the nine-month period ended 30 September 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 14.7% in the nine-month period ended 30 September 2020 compared to the same period last year.

Our business in Mexico delivered a strong first quarter of the year, as our performance was not yet meaningfully impacted by restrictions pertaining to the COVID-19 pandemic. Our volumes grew by mid-single digits, ahead of the industry. Our portfolio development supported our performance in the first quarter of 2020, as we saw growth across all segments. While the first quarter of 2020 was minimally impacted by the COVID-19 pandemic, the outbreak was addressed with a nationwide lockdown implemented as of the first week of April 2020. Consequently, our beer business was shut down during the nationwide lockdown in the first two months of the second quarter of 2020. We quickly pivoted to produce low-alcohol beer products, Victoria 1.8 and Corona Ligera, which addressed new in-home consumption occasions. In June 2020, the restrictions on our operations were lifted and we rapidly returned to full operational status with increased safety measures to protect our people. Our beer volumes grew by high teens in June 2020.

Mexico delivered a strong performance in the third quarter of 2020, recovering quickly from restrictions implemented in the second quarter of 2020. Volumes grew by mid-single digits and outperformed the industry in the third quarter of 2020. Volume strength was broad-based across our portfolio. Our core brands outperformed the market, driven by Corona and Victoria. Victoria was further supported by our innovation Vicky Chamoy, which was launched earlier this year and appeals to the local culture of flavor combinations. We delivered particularly strong double-digit growth in the above core segment, led by the Modelo Family. We are also enhancing our portfolio in the above core segment with innovations like Pacifico Suave, an easy-drinking lager.

We remain focused on advancing our commercial expansion into new channels across the country. We are quickly gaining fair share of shelf space in the approximately 7 700 OXXO stores in which our products are currently present. In addition, we opened nearly 200 new Modelorama stores the third quarter of 2020 as part of our rapidly growing direct-to-consumer platform.

In the nine-month period ended 30 September 2020, our volumes declined by approximately 10%.

In Colombia, the first quarter of 2020 was significantly impacted by social distancing measures put in place in the middle of March 2020 including a national quarantine, to address the COVID-19 pandemic. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across the country, although sales were permitted for home delivery. Our performance in the second quarter of 2020 was significantly impacted by these restrictions, though they began to ease throughout the quarter. In June, our volume performance improved versus the first two months of the second quarter of 2020, as the gradual re-opening of certain sectors of the economy led to improving consumer confidence and disposable income.

Our performance in the third quarter of 2020 was adversely impacted by stay-at-home restrictions, which began to ease in August 2020. Total volumes declined by high single digits (beer down mid-single digits, non-beer down low teens). Our volume trends improved throughout the third quarter as restrictions were gradually eased, leading to a strong comeback in September 2020 with monthly volumes in line with last year.

We remain focused on enhancing the beer category by leveraging the category expansion framework and driving innovation with brands such as Costeña Bacana, which brings a new and refreshing beer to complement our strong portfolio of core brands, led by Aguila and Poker. We continue to expand our presence in the growing premium segment and we are further strengthening our portfolio with the launch of Beck’s. Additionally, our teams are working closely with customers and local governments to support a safe recovery of the on-premise channel.

In the nine-month period ended 30 September 2020, total volumes declined by mid-teens (beer down mid-teens, non-beer down low-teens).

In Peru, our volumes declined by high teens in the first quarter of 2020, driven by lockdown measures implemented across the country as of the middle of March 2020 in response to COVID-19. Our volumes declined significantly in the second quarter of 2020 compared to the same period last year, as a result of government lockdown restrictions implemented in March 2020. At the end of April 2020, we resumed sales and distribution of existing inventory, and in June 2020 we resumed full brewing operations, resulting in improved volume trends throughout the second quarter of 2020.

In the third quarter of 2020, we delivered a sequential improvement in volumes versus the second quarter of 2020. However, our business remained under pressure due to continued stay-at-home restrictions, resulting in double-digit volume decline. We continue to focus on enhancing the beer category by leveraging the category expansion framework. Golden, our innovation in the smart affordability segment, continues to gain traction, and we recently announced that we are supporting economic revitalization by sourcing our maize for Golden from local farmers. On the other side of the price spectrum, we are advancing premiumization in the market through our global brand portfolio.

In Ecuador, our performance was significantly impacted by government measures in March 2020 to shut down the on-premise channel across the country, as well as some local measures to shut down full regions. In the first quarter of 2020, our volumes declined by double-digits. Our volumes declined significantly in the second quarter of 2020 compared to the same period last year, due to the COVID-19 pandemic and associated government restrictions. In June 2020, we saw a gradual easing of restrictions, leading to improved volume trends in the month.

In the third quarter of 2020, our volumes were once again impacted by the COVID-19 pandemic and associated government restrictions. As restrictions were gradually lifted in September 2020, we recovered rapidly and delivered slight volume growth in the month. We continue to focus on enhancing the beer category by leveraging the category expansion framework. Our local crop innovation in the smart affordability segment, Nuestra Siembra, is delivering incremental volume to the category while supporting thousands of farmers in the country. Additionally, premiumization continues to advance as our premium and super-premium brands outperformed the market in the third quarter of 2020 and we continue to invest in the development of our portfolio.

South America

In the nine-month period ended 30 September 2020, our volumes in South America increased by 0.6 million hectoliters, or 0.6%, compared to the nine-month period ended 30 September 2019, with our beer volumes increasing 2.2% and soft drinks decreasing 4.1%.

In Brazil, our volumes increased by 1.5%, with beer volumes up 3.0% and non-beer volumes down 3.0% in the nine-month period ended 30 September 2020 compared to the same period last year.

In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel, which represents more than half of our volume. Our beer business delivered a healthy performance in the context of a volatile external environment in the second quarter of 2020, with a volume decline of 1.3%, outperforming the industry according to our estimates. We saw an improving trend throughout the second quarter of 2020 driven by the success of our innovation strategy, reliability of our supply chain and customer relationships, the strengths of our distribution footprint and a shift in off-premise consumption to traditional outlets, where our portfolio over-indexes. Furthermore, these benefits were amplified by the positive impact of government subsidies on consumer disposable income. Our non-beer business declined by 12.6% in the second quarter of 2020, impacted by COVID-19 restrictions and the consequent change in consumption occasions.

We saw a very healthy performance of our beer business in Brazil in the third quarter of 2020, with volumes up by 25.4%. We estimate we meaningfully outperformed the industry, due to successful implementation of our commercial strategy: (i) resilience of the core, (ii) success of our innovations, particularly Brahma Duplo Malte, (iii) accelerated growth of our premium portfolio, (iv) operational excellence and improved service level across the country. We are encouraged by the ongoing resilience of consumer demand for beer, with government subsidies also helping to support consumer disposable income. Our non-beer volumes grew by 4.3% in the third quarter as we saw a return of consumption occasions, particularly in the premium segment.

In the nine-month period ended 30 September 2020, our volumes grew by 1.5%, with beer volumes up by 3.0% and non-beer volumes down 3.0%.

In Argentina, we delivered high single digit volume growth in the first quarter of 2020, ahead of the industry and supported by a favorable comparable. However, as of the middle of March 2020, a full national lockdown was implemented in response to the COVID-19 pandemic. The on-premise channel was effectively shut and there were restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume. Volumes declined by low teens in the second quarter of 2020.

In the third quarter of 2020, we leveraged our scale, operational excellence and diverse brand portfolio to deliver flattish volumes, even in the context of a challenging consumer environment. Our above core portfolio grew by double-digits, led by Corona and Andes Origen, and we expanded consumer occasions through recent innovations such as an organic beer called Sendero Sur, a canned wine called Blasfemia and Quilmes 0.0, the latest addition to our non-alcohol beer portfolio. Additionally, we continue to advance the digital transformation of our business with our direct-to-consumer initiatives.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2020 decreased by 8.1 million hectoliters, or 13.0%, compared to the nine-month period ended 30 September 2019.

Excluding volume changes attributable to the acquisitions and disposals, our beer volumes for the nine-month period ended 30 September 2020 decreased 12.7% compared to the same period last year.

In Europe, our volumes declined by low single-digits in the first quarter of 2020 as a result of COVID-19 restrictive measures. We observed a full shut down of the on-premise channel throughout March 2020, which represented approximately 30% of our business in the region. Europe volumes declined by mid-teens in the second quarter of 2020. We saw an uplift in the off-premise channel since the outbreak of the COVID-19 pandemic, with accelerated growth of premium brands and larger packs. In June 2020, we saw the gradual re-opening of the on-premise channel in most of our markets, resulting in improved volume trends.

Our business in Europe delivered a healthy performance in the third quarter of 2020, supported by the continued strength of our brands in the off-premise channel and the gradual re-opening of the on-premise channel. We delivered volume growth of low single digits. Our global brand portfolio grew by high single digits, as premiumization continued to accelerate across the region.

In the nine-month period ended 30 September 2020, volume declined by mid-single digits. We are encouraged by the performance of our business in the third quarter of 2020, while remaining cautious as we are now seeing renewed COVID-19 restrictions across Europe.

Our business in South Africa was significantly impacted by the nationwide lockdown that began in late March 2020 and lasted until the end of May 2020, which included a complete ban on the sale of alcohol beverages. Our brewery and distribution operations were severely restricted by the government mandates in place from March until the end of May 2020. Our volumes in South Africa declined by double-digits in the six-month period ended 30 June 2020 compared to the same period last year. We fully resumed our operations at the beginning of June 2020, and we saw a strong recovery in the month with volume growth of high single digits.

However, our business in South Africa was significantly impacted by the second outright ban on the sale of alcohol beverages from mid-July to mid-August 2020, resulting in volume declines of nearly 25% in the third quarter of 2020. We observed robust consumer demand once the government lifted the ban with volume growth resuming in September 2020.

Our consumers shifted to more affordable brands and bulk packages, which benefitted our core portfolio, particularly Castle Lager and Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, also outperformed in the third quarter of 2020, reinforcing the advantage of our diverse brand portfolio to meet consumer needs across styles and price points.

In the nine-month period ended 30 September 2020, volume declined by nearly 30%.

In Africa excluding South Africa, measures taken to combat the COVID-19 pandemic varied by country, but implementation generally began in late March and early April 2020 to shut down the on-premise channel in most markets. Our breweries mostly remained operational and we were servicing the market, primarily the off-premise channel, in compliance with government regulations. In Nigeria, we saw a rapid recovery following the easing of restrictions in May 2020, leading to volume growth in June 2020. We saw a similar trajectory in the rest of our markets in Africa, with April the most impacted month of the second quarter of 2020, followed by improving volume trends in May and growth in many markets in June 2020.

In the third quarter of 2020, the majority of our markets demonstrated ongoing resilience and continued recovery from the second quarter of 2020. We delivered healthy volume growth in Mozambique, Uganda and Zambia, though volumes declined in Tanzania. In Nigeria, we delivered double-digit volume growth as COVID-19 restrictions continued to ease. We are seeing success in the market from investments made in enhancing our brand portfolio and advancing our route-to-market capabilities.

Asia Pacific

For the nine-month period ended 30 September 2020, our volumes decreased by 11.0 million hectoliters, or 14.1%, compared to the nine-month period ended 30 September 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 14.1% in the nine-month period ended 30 September 2020 compared to the same period last year.

COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel.

In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel was recovering at a slower pace due to ongoing social distancing measures. By the end of March 2020, almost all our wholesalers had resumed operations though operating at lower demand levels in light of the situation and we had re-opened all our breweries in China. Our business in China continued its recovery throughout the second quarter of 2020, delivering a slight volume decline of 0.4%. While we faced a 17% decline in April 2020, we achieved mid-single digit growth in May and June. Our performance in June 2020 represented our highest ever monthly volumes in China, while still maintaining healthy levels of inventory in the trade.

In the third quarter of 2020, we delivered volume growth of 3.1%, supported by the ongoing recovery of the market, particularly in the on-premise channel. Our super premium brands grew by double-digits, and our premium brands, led by Budweiser, increased by high single digits in the third quarter of 2020 supported by a favorable comparable. Our e-commerce business continued to grow by double digits, and we grew the most market share among brewers in the increasingly relevant in-home channel, according to Nielsen.

In the nine-month period ended 30 September 2020, volumes declined by 12.0%.

In South Korea, our volumes experienced a meaningful decline in the first quarter of 2020 driven by COVID-19 as well as a challenging comparable. South Korea faced a significant outbreak of the virus in late February 2020, though businesses largely remained open across most of the country. Consumers actively practiced social distancing, which led to a meaningful decline in the on-premise channel in the first quarter of 2020. Our volumes declined in the second quarter of 2020 driven by a softer industry resulting from the COVID-19 pandemic.

In the third quarter of 2020, we faced a challenging operating environment, due to another COVID-19 outbreak that severely impacted consumer confidence and resulted in significant restrictions on the on-premise channel. However, our volumes returned to growth year-over-year, driven by a favorable comparable in the third quarter of 2019. We continued to lead the premium segment with three of the top five premium brands in the country.

Global Export & Holding Companies

For the nine-month period ended 30 September 2020, Global Export and Holding Companies volumes remained flat compared to the same period last year. Excluding the volume changes attributable to the acquisitions and disposals, our total volumes in the nine-month period ended 30 September 2020 increased 10.1% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2020 as compared to our revenue for the nine-month period ended 30 september 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
North America	11,888	11,852	0.3
Middle Americas	6,890	8,681	(20.6)
South America	5,550	6,824	(18.7)
EMEA	4,883	5,775	(15.4)
Asia Pacific	4,447	5,333	(16.6)
Global Export & Holding Companies	455	528	(13.8)

Total	34,114	38,994	(12.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 34,114 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 4,880 million, or 12.5%, as compared to our consolidated revenue for the nine-month period ended 30 September 2019 of USD 38,994 million. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals positively impacted our consolidated revenue by USD 80 million for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

•

Our consolidated revenue for the nine-month period ended 30 September 2020 also reflects a negative currency translation impact of USD 2,320 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2019 and 2020 acquisitions and disposals and currency translation effects, our revenue decreased 6.8% in total and increased by 1.6% on a per hectoliter basis in the nine-month period ended 30 September 2020 compared to the same period in 2019. Our consolidated revenue for the nine-month period ended 30 September 2020 was partially impacted by the decrease in volumes discussed above.

The increase in our revenue per hectoliter in the nine-month period ended 30 September 2020 was most significant in North America, driven by revenue management initiatives and favorable brand mix, enhanced by the strong performance of our seltzer brands during the summer, and South America, primarily driven by double-digit revenue per hectoliter growth in Argentina in line with inflation. During the third quarter, our revenue on a per hectoliter basis increased by 2.3% compared to the same period in 2019 driven by revenue management initiatives and favorable brand mix.

Combined revenues of our global brands, Budweiser, Stella Artois and Corona, declined by 7.2% globally and 7.5% outside their respective home markets in the nine-month period ended 30 September 2020.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2020 as compared to nine-month period ended 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
North America	(4,437)	(4,414)	(0.5)
Middle Americas	(2,302)	(2,573)	10.5
South America	(2,691)	(2,843)	5.3
EMEA	(2,439)	(2,490)	2.0
Asia Pacific	(2,017)	(2,332)	13.5
Global Export & Holding Companies	(467)	(440)	(6.1)

Total	(14,352)	(15,093)	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 14,352 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 741 million, or 4.9% compared to our consolidated cost of sales for the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals described above and changes in presentation year-over-year negatively impacted our consolidated cost of sales by USD 100 million for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2020 also reflects a positive currency translation impact of USD 1,046 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our cost of sales increased USD 206 million or 1.4%. Our consolidated cost of sales for the nine-month period ended 30 September 2020 was partially impacted by decrease in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 10.8%. The increase in cost of sales per hectoliter was most significant in Middle Americas, South America and EMEA. This was driven primarily by operational deleverage resulting from the impact of COVID-19 on our volumes in the first half of 2020 and by supply chain adjustments implemented to meet evolving demand in the third quarter of 2020. Furthermore, our cost of sales in South America were negatively impacted by transactional currency headwinds and adverse packaging mix.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2020 as compared to the nine-month period ended 30 September 2019. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2020 were USD 10,906 million, representing a decrease of USD 703 million, or 6.1%, compared to our operating expenses for the same period in 2019.

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(11,199)	(12,272)	8.7
Other Operating Income/(Expenses)	293	663	(55.8)

Total Operating Expenses	(10,906)	(11,609)	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2020 as compared to the nine-month period ended 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
North America	(3,265)	(3,344)	2.4
Middle Americas	(1,930)	(2,275)	15.2
South America	(1,758)	(2,065)	14.9
EMEA	(1,931)	(2,103)	8.2
Asia Pacific	(1,565)	(1,662)	5.8
Global Export & Holding Companies	(750)	(823)	8.9

Total	(11,199)	(12,272)	8.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 11,199 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 1,073 million, or 8.7%, as compared to the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals described above and changes in presentation year-over-year positively impacted our consolidated selling, general and administrative expenses by USD 2 million on a net basis for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2020 also reflects a positive currency translation impact of USD 738 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses decreased by 2.7% driven by cost efficiencies.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2020 as compared to the nine-month period ended 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
North America	(13)	9	—
Middle Americas	2	115	—
South America	86	138	(37.7)
EMEA	96	201	(52.2)
Asia Pacific	94	163	(42.3)
Global Export & Holding Companies	28	38	(26.3)

Total	293	663	(55.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 293 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 370 million, or 55.8%, as compared to the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals negatively impacted our net consolidated other operating income and expenses by USD 7 million for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2020 also reflect a negative currency translation impact of USD 27 million.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our net consolidated other operating income and expenses decreased by 50.9%, primarily driven by a decrease in government grants in Brazil and China in 2020 and lower other operating income compared to the same period last year as a result of the COVID-19 pandemic.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2020, exceptional items consisted of impairment of goodwill, COVID-19 costs, restructuring charges, business and asset disposals (including impairment losses), acquisition costs of business combinations and gain on divestiture of Australia. Exceptional items were as follows for nine-month period ended 30 September 2020 and 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
	(USD million)
Impairment of Goodwill	(2,500)	—
COVID-19 costs	(132)	—
Restructuring	(97)	(86)
Business and asset disposal (including impairment losses)	(155)	(31)
Acquisition costs / Business combinations	(4)	(35)
Gain on divestiture of Australia (in discontinued operations)	1,919	—
Cost related to public offering of minority stake in Budweiser APAC	—	(6)

Total	(969)	(158)

Goodwill impairment

During the second quarter of 2020, we reported a USD 2.5 billion non-cash goodwill impairment charge. The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. We concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case, which we deemed to be the most likely case, a best case and a worst case. Based on the results of the impairment test, we concluded that no impairment was warranted under the base and best case scenarios.

Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts of the South Africa and Rest of Africa cash-generating units were below their carrying value. Accordingly, we determined that it was prudent, in view of the uncertainties to record an impairment charge at 30 June 2020 of USD 2.5 billion applying a 30% probability of occurrence of the worst case scenario.

COVID-19 costs

Cost associated with COVID-19 amounted to USD 132 million for the nine-month period ended 30 September 2020. These expenses mainly comprise costs related to personal protective equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 97 million for the nine-month period ended 30 September 2020 as compared to a net cost of USD 86 million for the nine-month period ended 30 September 2019. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 155 million for the nine-month period ended 30 September 2020 mainly comprising of a USD 150 million impairment of intangible assets classified as assets held for sale as of 30 September 2020 and other intangibles. Business and asset disposals amounted to a net cost of USD 31 million for the nine-month period ended 30 September 2019 mainly comprising costs incurred in relation to the completion of 2018 disposals.

Acquisitions costs of business combinations

The acquisition costs of business combinations amounted to a net cost of USD 4 million for the nine-month period ended 30 September 2020 as compared to a net cost of USD 35 million for the nine-month period ended 30 September 2019.

Gain on divestiture of Australia

On 1 June 2020, we completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of USD 1,919 million reported in discontinued operations.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2020 as compared to the nine-month period ended 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
North America	4,072	4,101	(0.7)
Middle Americas	2,583	3,915	(34.0)
South America	1,147	2,039	(43.7)
EMEA	(1,999)	1,348	—
Asia Pacific	944	1,487	(36.5)
Global Export & Holding Companies	(777)	(756)	(2.8)

Total	5,968	12,135	(50.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations was USD 5,968 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 6,167 million, or 50.8%, as compared to our profit from operations for the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2019 and 2020 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 24 million for the nine-month period ended 30 September 2020 compared to the nine-month period ended 30 September 2019.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2020 also reflects a negative currency translation impact of USD 137 million.

•

Our profit from operations for the nine-month period ended 30 September 2020 was negatively impacted by USD 2,888 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 158 million for the nine-month period ended 30 September 2019. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2020 and 2019.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations decreased by 49.4%. This decrease was most significant in Middle Americas, South America, EMEA and Asia Pacific as a result of the COVID-19 pandemic.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2020 as compared to nine-month period ended 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	(860)	9,058	—
Profit attributable to non-controlling interests	455	883	(48.5)
Profit of the period	(405)	9,941	—
Profit from discontinued operations	(2,055)	(310)	(562.9)
Profit from continuing operations	(2,460)	9,631	—
Net finance cost	7,407	266	—
Income tax expense	1,102	2,332	(52.7)
Share of result of associates and joint ventures	(81)	(94)	13.8

	5,968	12,135	(50.8)
Profit from operations
Depreciation, amortization and impairment	3,398	3,442	(1.3)
Exceptional impairment	2,650	—	—

EBITDA, as defined(2)	12,016	15,577	(22.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2019 Compared to Year Ended 31 December 2018—EBITDA, as defined” of our 2019 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, was USD 12,016 million for the nine-month period ended 30 September 2020. This represented a decrease of USD 3,561 million, or 22.9%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2019. The results for the nine-month period ended 30 September 2020 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items reported in continuing operations by USD 237 million (excluding impairment losses) in the nine-month period ended 30 September 2020, as compared to a negative impact of USD 158 million (excluding impairment losses) during the nine-month period ended 30 September 2019. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2020 and 2019.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the nine-month period ended 30 September 2020 and 30 September 2019:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019	Change
	(USD million)		(%)(1)
Net interest expense	(2,930)	(2,808)	(4.3)
Net interest on net defined benefit liabilities	(61)	(71)	14.1
Accretion expense	(414)	(455)	9.0
Mark-to-market (hedging of our share-based payment programs)	(1,747)	1,672	—
Other financial results	(385)	(385)	—

Net finance cost before exceptional finance results	(5,537)	(2,047)	—
Other mark-to-market	(1,458)	1,637	—
Other	(412)	144	—

Exceptional net finance income/(cost)	(1,870)	1,781	—

Net finance income/(cost)	(7,407)	(266)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2020 was USD 7,407 million, as compared to a net finance cost of USD 266 million for the nine-month period ended 30 September 2019, representing a cost increase of USD 7,141 million.

The increase in net finance costs before exceptional financial items from USD 2,047 million for the nine-month period ended 30 September 2019 to USD 5,537million for the nine-month period ended 30 September 2020 is driven primarily by a negative mark-to-market adjustment of USD 1,747 million in the nine-month period ended 30 September 2020 linked to the hedging of our share-based payment program, compared to a positive mark-to-market adjustment of USD 1,672 million in the nine-month period ended 30 September 2019.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Share price at the start of the nine-month period (in euro)	72.71	57.70
Share price at the end of the nine-month period (in euro)	46.23	87.42
Number of derivative equity instruments at the end of the period (in millions)	55.0	46.9

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 1,458 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 1,637 million for the nine-month period ended 30 September 2019. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
Share price at the start of the nine-month period (in euro)	72.71	57.70
Share price at the end of the nine-month period (in euro)	46.23	87.42
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance cost for the nine-month period ended 30 September 2020 includes costs resulting from the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the nine-month period ended 30 September 2020 was USD 81 million as compared to USD 94 million for the nine-month period ended 30 September 2019. The decrease in share of results of associates and joint ventures is mainly resulting from the COVID-19 pandemic and currency devaluation.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2020 was USD 1,102 million, with an effective tax rate of (76.6)%, as compared to an income tax expense of USD 2,332 million and an effective tax rate of 19.6% for the nine-month period ended 30 September 2019. The effective tax rate for the nine-month period ended 30 September 2020 was negatively impacted by the non-deductible, non-cash goodwill impairment charge and by non-deductible mark-to-market losses from derivatives related to the hedging of our share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the nine-month period ended 30 September 2019 was positively impacted by non-taxable gains from these derivatives.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 455 million for the nine-month period ended 30 September 2020, a decrease of USD 428 million from USD 883 million for the nine-month period ended 30 September 2019.

Profit Attributable to Our Equity Holders

Profit/(loss) attributable to our equity holders for the nine-month period ended 30 September 2020 was USD (860) million compared to USD 9,058 million for the same period in 2019. Basic earnings per share of USD (0.43) is based on 1,997 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2020.

Excluding the after-tax impact of exceptional items and discontinued operations discussed above, profit attributable to our equity holders from continuing operations for the nine-month period ended 30 September 2020 would have been a gain of USD 1,654 million, and basic earnings per share would have been USD 0.83.

Underlying EPS for the nine-month period ended 30 September 2020 was USD 1.71. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations.

The decrease in profit attributable to our equity holders for the nine-month period ended 30 September 2020 was primarily due to a negative mark-to-market adjustment linked to the hedging of our share-based payment programs and losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment linked to these hedges for the nine-month period ended 30 September 2019, and due to a USD 2.5 billion non-cash goodwill impairment charge that was partially offset by a USD 1.9 billion gain on the disposal of the Australian operations.

	Nine-month period ended 30 September 2020	Nine-month period ended 30 September 2019
	(USD per share)
Profit from continuing operations excluding exceptional items and hyperinflation	4.46	6.26
Hyperinflation accounting impacts	(0.03)	(0.06)

Profit from continuing operations excluding exceptional items	4.43	6.20
Mark-to-market (hedging of our share-based payment programs)	(0.87)	0.84
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(1.90)	(1.88)
Income tax expense	(0.62)	(1.18)
Associates & non-controlling interest	(0.22)	(0.40)

Earnings per share excluding exceptional items and discontinued operations	0.83	3.59
Mark-to-market (hedging of our share-based payment programs)	0.87	(0.84)
Hyperinflation accounting impacts in EPS	—	0.01

Underlying EPS	1.71	2.76
Earnings per share excluding exceptional items and discontinued operations	0.83	3.59
Exceptional items, before taxes, attributable to equity holders of AB InBev	(1.45)	(0.08)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.94)	0.90
Exceptional taxes attributable to equity holders of AB InBev	0.07	—
Exceptional non-controlling interest	0.03	—
Profit from discontinued operations attributable to equity holders of AB InBev	1.03	0.16

Basic earnings per share	(0.43)	4.57

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the nine-month period ended 30 September 2020 were translated at the September 2020 closing rate of 76.172032 Argentinean pesos per US dollar. The results for the nine-month period ended 30 September 2019, were translated at the September 2019 closing rate of 57.559260 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2020 amounted to USD (66) million decrease in revenue, USD 46 million positive monetary adjustment reported in the finance line and no impact on earnings per share excluding exceptional items and discontinued operations.